 Filed Pursuant to Rule 424(b)(3)

Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.

SUPPLEMENT NO. 7 DATED JANUARY 28, 2019

TO

PROSPECTUS DATED APRIL 25, 2018

(as supplemented by Supplement No. 1 dated May 16, 2018,

Supplement No. 2 dated August 15, 2018,

Supplement No. 3 dated August 17, 2018,

Supplement No. 4 dated November 13, 2018,

Supplement No. 5 dated January 14, 2019, and

Supplement No. 6 dated January 18, 2019)

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 25, 2018, as supplemented by Supplement No. 1 dated May 16, 2018, Supplement No. 2 dated August 15, 2018, Supplement No. 3 dated August 17, 2018, Supplement No. 4 dated November 13, 2018, Supplement No. 5 dated January 14, 2019 and Supplement No. 6 dated January 18, 2019 (the “Prospectus”). This Supplement should be read in conjunction with the Prospectus, as previously supplemented. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Prospectus, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is to amend the Prospectus related to the purchase of our Class C common stock through a custodial investment retirement account.

PROSPECTUS UPDATES

Purchases by Retirement Accounts

The following supersedes and replaces the “Plan of Distribution—Purchases by Retirement Accounts” section of the Prospectus:

Purchases by Retirement Accounts

With respect to any investor who invests at least $5,000 to purchase shares of our Class C common stock in the name of an investment retirement account administered by an independent custodian (including, but not limited to, for example, self-directed IRA and SEP IRA accounts), our sponsor, BrixInvest, LLC, has agreed to contribute, at its discretion, $100 towards the purchase of our Class C common stock on behalf of such investor in a non-custodial account capacity, subject to the investor’s completion of a subscription agreement for such new Class C common stock. We will waive the $500 minimum investment requirement with respect to any such shares purchased for the non-custodial investment account referenced herein.

If an investor invests in excess of $5,000 to purchase shares of our Class C common stock in a custodial retirement account, our sponsor has also agreed to contribute, at its discretion, an amount equal to 2% of such investment amount that exceeds $5,000 towards the purchase of additional shares of our Class C common stock on behalf of such investor in its non-custodial investment account. We will waive the $50 minimum investment requirement with respect to any such additional shares purchased for the non-custodial investment account referenced herein.

For example, if an investor purchases $5,000 of Class C common stock held by his/her custodial retirement account and then, in a subsequent year or at a future time, purchases an additional $6,000 of Class C common stock through his/her custodial account, the sponsor will initially contribute $100 and, following the additional $6,000 investment, will contribute an additional $120 ($6,000 x 2%), in each case towards the purchase of Class C common stock on behalf of such investor in his/her non-custodial investment account. Assuming no other investments by the investor, the investor would have, in this example, $11,000 of Class C common stock held through and funded by his/her custodial retirement account plus $220 ($100 + $120) of Class C common stock held individually through a non-custodial account funded by the sponsor.

Likewise, if an investor makes an initial $11,000 purchase of Class C common stock held by his/her custodial retirement account, the sponsor will contribute $220 towards the purchase of Class C common stock on behalf of such investor in his/her non-custodial investment account. If $6,000 is contributed in a subsequent year or at a future time, an additional $120 would be contributed by the sponsor towards the purchase of Class C common stock on behalf of such investor in his/her non-custodial investment account.

The sponsor shall endeavor to contribute such amounts to a non-custodial investment account on behalf of an investor within 90 days of the issuance of the Class C common stock in the name of such investor’s custodial retirement account.

In connection with the foregoing and except as provided below, our sponsor will cease paying custodial fees charged by independent custodians to administer custodial accounts for investors who previously purchased shares of our Class C common stock in the name of a custodial retirement account. With respect to any existing custodial retirement account held through a preferred custodian designated by us in our sole discretion that holds Class C common stock in the amount of $25,000 or more (valued based on our current NAV per share), if an additional investment is made through such custodian of $2,500 or more on or before April 15, 2019, our sponsor has agreed to pay the custodial fee assessed by such custodian for 2019. In addition, with respect to any existing custodial retirement account held through a preferred custodian designated by us in our sole discretion that holds, and continues to hold, Class C common stock in the amount of $100,000 or more (valued based on our then-current NAV per share) and for which dividends are reinvested in additional shares of our Class C common stock, our sponsor has agreed to continue to pay all custodial fees charged by the independent custodian of such account.

Any amounts contributed by the sponsor on behalf of an investor towards the purchase of shares of Class C common stock or the payment of custodial fees on behalf of an investor are subject to 1099-MISC reporting by the sponsor pursuant to applicable IRS rules. In addition, the sponsor’s agreements to contribute funds towards the purchase of Class C common stock in a non-custodial investment account and to continue to pay certain custodial fees, as described above, are at the sponsor’s discretion, and the sponsor reserves the right to amend, suspend or terminate this program at any time. Any amendment, suspension or termination will be promptly disclosed in a Prospectus Supplement (or Post-Effective Amendment).